

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Martin Lehr
Chief Executive Officer
Context Therapeutics Inc.
3675 Market Street, Suite 200
Philadelphia, PA 19104

      Re: **Context Therapeutics Inc.**
                 Amendment No. 7 to Registration Statement on Form S-1
                 Exhibit Nos. 10.1 – 10.2, 10.5
                 Filed October 18, 2021
                 File No. 333-256572

Dear Mr. Lehr:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance